UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

Palantir Technologies Inc.
(Name of Issuer)
Class A common stock, par value $0.001 per share
(Title of Class of Securities)
69608A108
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
PT Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON
OO

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
STS Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
46,899,108(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
46,899,108(1)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,899,108 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%(2)
12	TYPE OF REPORTING PERSON
OO

(1) Includes (a) 20,733,625 shares of Class A Common Stock held by the reporting person and (b) 26,165,483 shares of Class B Common Stock held by the reporting person. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(2) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Rivendell 7 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
77,851,188(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
77,851,188(1)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,851,188(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9%(2)
12	TYPE OF REPORTING PERSON
OO

(1) Includes 77,851,188 shares of Class A Common Stock held by the reporting person.

(2) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Rivendell 25 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
3,016,448(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
3,016,448(1)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,448(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(2)
12	TYPE OF REPORTING PERSON
OO

(1) Includes (a) 53,487 shares of Class A Common Stock held by the reporting person and (b) 2,962,961 shares of Class B Common Stock held by the reporting person. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(2) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Mithril PAL-SPV 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
17,861,224(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
17,861,224(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,861,224(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%(2)
12	TYPE OF REPORTING PERSON
OO

(1) Includes (a) 14,530,420 shares of Class A Common Stock held by the reporting person and (b) 3,330,804 shares of Class B Common Stock held by the reporting person. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(2) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Mithril LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
17,861,224(1)(2)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
17,861,224(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,861,224(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%(3)
12	TYPE OF REPORTING PERSON
PN

(1) Includes (a) 14,530,420 shares of Class A Common Stock held by Mithril PAL-SPV 1, LLC and (b) 3,330,804 shares of Class B Common Stock held by Mithril PAL-SPV 1, LLC. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(2) The reporting person is the sole member of Mithril PAL-SPV 1, LLC and may be deemed to beneficially own the shares held by such limited liability company.

(3) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Mithril GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
17,861,224(1)(2)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
17,861,224(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,861,224(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%(3)
12	TYPE OF REPORTING PERSON
PN

(1) Includes (a) 14,530,420 shares of Class A Common Stock held by Mithril PAL-SPV 1, LLC and (b) 3,330,804 shares of Class B Common Stock held by Mithril PAL-SPV 1, LLC. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(2) The reporting person is the general partner of Mithril LP, the sole member of Mithril PAL-SPV 1, LLC, and may be deemed to beneficially own the shares held by such limited liability company.

(3) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Thiel Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON
OO

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
PLTR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
17,502,211(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
17,502,211(1)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,502,211(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%(2)
12	TYPE OF REPORTING PERSON
OO

(1) Includes 17,502,211 shares of Class A Common Stock held by the reporting person.

(2) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
FF4 Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON
OO

CUSIP No. 69608A108

1	NAMES OF REPORTING PERSONS
Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
145,268,955(1)
	6	SHARED VOTING POWER
17,861,224(2)(3)
	7	SOLE DISPOSITIVE POWER
145,603,955(4)
	8	SHARED DISPOSITIVE POWER
17,861,224(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,465,179(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%(6)
12	TYPE OF REPORTING PERSON
IN

(1) Includes all shares of Class A Common Stock and Class B Common Stock held by STS Holdings II LLC, Rivendell 7 LLC, Rivendell 25 LLC and PLTR Holdings LLC. The reporting person is the sole beneficial owner of each of STS Holdings II LLC, Rivendell 7 LLC, Rivendell 25 LLC and PLTR Holdings LLC and may be deemed to beneficially own the shares held by such limited liability companies.

(2) Does not include 1,005,000 shares of Class F Common Stock held of record by the voting trust established pursuant to the Voting Trust Agreement entered into among Stephen Cohen, Alexander Karp, the Reporting Person and Wilmington Trust, National Association (the “Voting Trust”), with respect to which the Voting Trust has sole voting power. Shares held in the Voting Trust will be voted by the trustee of the Voting Trust based on the instructions of those of Stephen Cohen, Alexander Karp and the Reporting Person who are then party to a certain voting agreement. Each share of Class F Common Stock is convertible into one share of the Issuer’s Class B Common Stock at the option of the holder and has no expiration date. Each share of Class F Common Stock has a variable number of votes per share. The rights of the holders of Class A Common Stock and Class F Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights, and certain transfer restrictions applicable to the Class F Common Stock.

(3) Includes all shares of Class A Common Stock and Class B Common Stock held by Mithril PAL-SPV 1, LLC. The reporting person is the Chairman of the Investment Committee of Mithril GP LP, the general partner of Mithril LP, the sole member of Mithril PAL-SPV 1, LLC, and may be deemed to beneficially own the shares held by such limited liability company.

(4) Includes (i) the amounts set forth under footnote (1) above and (ii) 335,000 shares of Class F Common Stock held in the Voting Trust. The reporting person is a beneficiary of the Voting Trust and has sole dispositive power with respect to 335,000 shares of Class F Common Stock held in the Voting Trust.

(5) Includes (i) the amounts set forth under footnotes (1) and (3) above and (ii) 335,000 shares of Class F Common Stock held in the Voting Trust.

(6) Percentage ownership based on 1,979,328,442 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2022.

Explanatory Note:

The Statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 16, 2021, as amended and restated by Amendment No.1 thereto filed with the Securities and Exchange Commission on February 14, 2022, by the persons named therein, is hereby amended and restated by this Amendment No. 2.

Item 1(a). Name of Issuer:

Palantir Technologies Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1200 17th Street, Floor 15

Denver, CO 80202

Item 2(a). Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	PT Ventures, LLC
2.	STS Holdings II LLC
3.	Rivendell 7 LLC
4.	Rivendell 25 LLC
5.	Mithril PAL-SPV 1, LLC
6.	Mithril LP
7.	Mithril GP LP
8.	Thiel Capital LLC
9.	PLTR Holdings LLC
10.	FF4 Investment LLC
11.	Peter Thiel

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of each of Thiel Capital LLC and Mr. Thiel is c/o Thiel Capital LLC, 9200 Sunset Boulevard, Suite 1110, West Hollywood, California 90069.

The address of each of Mithril PAL-SPV 1, LLC, Mithril LP and Mithril GP LP is c/o Mithril Capital Management, LLC, 600 Congress Avenue, Suite 3100, Austin, Texas 78701.

The address of each of PT Ventures, LLC, STS Holdings II LLC, Rivendell 7 LLC, Rivendell 25 LLC, PLTR Holdings LLC and FF4 Investment LLC is 1209 Orange Street, Wilmington, Delaware 19801.

Item 2(c). Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d). Title of Class of Securities.

Class A common stock, par value $0.001 per share.

Item 2(e). CUSIP Number:

69608A108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)           Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)           Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)           Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:

 See Row 5 of cover page for each Reporting Person.

(ii)     Shared power to vote or to direct the vote:

 See Row 6 of cover page for each Reporting Person.

(iii)    Sole power to dispose or to direct the disposition of:

 See Row 7 of cover page for each Reporting Person.

(iv)    Shared power to dispose or to direct the disposition of:

 See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	PT Ventures, LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Managing Member

STS Holdings II LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Signatory

RIVENDELL 7 LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Signatory

RIVENDELL 25 LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Signatory

Mithril PAL-SPV 1, LLC

	By:	Mithril LP, its Member

	By:	Mithril GP LP, its General Partner

	By:	/s/ Ajay Royan
	Name:	Ajay Royan
	Title:	Authorized Signatory

MITHRIL LP

	By:	Mithril GP LP, its General Partner

	By:	/s/ Ajay Royan
	Name:	Ajay Royan
	Title:	Authorized Signatory

MITHRIL GP LP

By:	/s/ Ajay Royan
Name:	Ajay Royan
Title:	Authorized Signatory

THIEL CAPITAL LLC

By:	/s/ Peter Thiel
Name:	Peter Thiel
Title:	Manager

PLTR HOLDINGS LLC

By:	/s/ Peter Thiel
Name:	Peter Thiel
Title:	Authorized Signatory

FF4 Investment LLC

By:	/s/ Peter Thiel
Name:	Peter Thiel
Title:	Authorized Signatory

/s/ Peter Thiel
Peter Thiel

Exhibit	Title

1	Joint Filing Agreement dated February 16, 2021 among the reporting persons (incorporated by reference to Exhibit 1 of Schedule 13G (File No. 005-92061) filed February 16, 2021).